Issuer Free Writing Prospectus dated June 2, 2020

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 2, 2020

Registration Statement No. 333-230423

Affiliated Managers Group, Inc.

$350,000,000

3.300% Senior Notes due 2030

Term Sheet

June 2, 2020

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 3.300% Senior Notes due 2030 and should be read together with the preliminary prospectus supplement dated June 2, 2020 relating to this Offering and the accompanying prospectus dated March 21, 2019, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)

Title of Security:	3.300% Senior Notes due 2030 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$350,000,000

Expected Ratings (Moody’s / S&P)*:	A3 (Stable) / BBB+ (Stable)

Trade Date:	June 2, 2020

Settlement Date (T+3)**:	June 5, 2020

Maturity Date:	June 15, 2030

Minimum Denomination / Multiples:	$2,000 and in integral multiples of $1,000 in excess thereof

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	December 15, 2020

Change of Control Repurchase:	If the Issuer experiences a Change of Control Repurchase Event, the Issuer must offer to repurchase all the Notes at 101% of principal amount, plus accrued and unpaid interest thereon, if any, to, but not including, the date of repurchase.

Optional Redemption:

Make-Whole Call:	T + 40 bps prior to March 15, 2030

Par Call:	On or after March 15, 2030 (three months prior to the Maturity Date)

Benchmark Treasury:	0.625% UST due May 15, 2030

Benchmark Treasury Yield:	0.680%

Spread to Benchmark Treasury:	+262.5 bps

Reoffer Yield:	3.305%

Coupon:	3.300%

Issue Price:	99.957% of principal amount

Day Count:	30 / 360

Net Proceeds, Before Expenses:	$347,574,500

Use of Proceeds:	The Issuer intends to use the net proceeds of the Offering to repay all of the currently outstanding indebtedness under its revolving credit facility, with the remainder being used to repay a portion of the currently outstanding indebtedness under its senior unsecured term loan facility.

CUSIP / ISIN:	008252 AP3 / US008252AP33

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Barrington Research Associates, Inc. BNY Mellon Capital Markets, LLC

BofA Securities, Inc. Citizens Capital Markets, Inc.

Deutsche Bank Securities Inc.

Huntington Securities, Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Siebert Williams Shank & Co., LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

** The Issuer expects that delivery of the Notes will be made against payment therefore on or about the closing date which will be on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to June 5, 2020 will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the Offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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